Mail Stop 3561

January 30, 2008

Jeffrey Noddle
Chairman and Chief Executive Officer
Supervalu Inc.
11840 Valley View Road
Eden Prairie, Minnesota 55344

> **Re: Supervalu Inc.**
> **Form 10-K for Fiscal Year Ended February 24, 2007**
> **Filed April 25, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 7, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 16, 2007**
> **Filed July 26, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 8, 2007**
> **Filed October 18, 2007**
> **Form 10-Q for the Fiscal Quarter Ended December 1, 2007**
> **Filed January 10, 2008**
> **File No.: 1-5418**

Dear Mr. Noddle:

    We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 24, 2007
Item 1. Business, page 3

1.   We note that you sell an assortment of products and offer certain services in your retail operations. Please disclose in tabular form for each period presented the

Jeffrey Noddle
Supervalu Inc.
January 30, 2008
Page 2

amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulation S-K.

Retail Food, page 4
Principal Markets, page 5

2.	Please quantify the company's operations in the regions presented on page five in terms of sales or as a percentage of revenue for the Retail food segment.

Our Own Brands, page 5

3.	Please quantify the sales of the company's own brands.

Item 1A. Risk Factors, page 9

4.	We note in the introductory paragraph to your risk factors section you state that there may be risks that you do not consider material now but may become material, or there may be risks that you have not yet identified. You must disclose all risks that you believe are material at this time. Please delete this language from your introductory paragraph.

5.	Revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "General economic conditions affecting the food industry may affect our business" and "Various operating factors may affect our business plans or costs of operations." Please revise this section throughout to succinctly state in your subheadings the risks that result from the facts or uncertainties.

6.	Item 503(c) of Regulation S-K provides that issuers should not "present risk factors that could apply to any issuer or to any offering." For example, the risk you disclose under "Various operating factors may affect our business plans or costs of operations" could apply to nearly any issuer in your industry and even in other industries. If you elect to retain these and other general risk factors, you must clearly explain how they apply to your industry, company or securities. Please revise this section throughout.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

7.	In the description of the Albertson's acquisition on page 20, please disclose the consideration paid and the total value of the transaction.

8.	In the first full paragraph on page 21, please describe the company's "three year plan to leverage our transformed business model" that the company discloses in its earnings release dated April 19, 2007 and filed as exhibit 99.1 to the company's Current Report on Form 8-K filed April 19, 2007. Please provide quantitative and qualitative information regarding the plan and the Company's progress in achieving the goals of the plan. In addition, please include the company's earnings guidance as disclosed in its earnings release.

Results of Operations, page 21
Comparison of fifty-two weeks ended February 24, 2007 (fiscal 2007) with fifty-two weeks ended February 25, 2006 (fiscal 2006), page 21

9. We note the disclosure of $111 charges "primarily related to Chicago and Pittsburgh." Please provide additional disclosure about the nature of these charges. For example, if the charges relate to store closings in those two markets, please disclose the number of stores closed and when the closures occurred.

Selling and Administrative Expenses, page 22

10. Please describe the items that comprise selling and administrative expenses and disclose any significant changes in such items for fiscal 2007 and fiscal 2006.

Critical Accounting Policies, page 25

11. Your disclosure of critical estimates and judgments should supplement and not duplicate the summary of significant accounting policies that are already disclosed in Note 2 to the financial statements. In most cases, your discussion here mirrors that disclosure and should be revised to provide a greater insight into the quality and variability of the critical judgments you make in arriving at estimates that have a significant impact on your financial condition and operating performance. Please carefully evaluate each policy and revise your discussion as appropriate to clarify and quantify each critical estimate and clearly identify the assumptions you used to calculate each estimate. Disclose why management believes those estimates are critical to your financial condition and operating results. Discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. For example, your discussion of vendor funds does not identify what estimates you actually make with respect to these funds. If you estimate the current year volume using historical data as to whether you will achieve certain volume commitments, please clearly state that fact. Also, with respect to estimates relating to benefit plans, we note from your disclosure that for fiscal 2007 you used a range for certain rate assumptions as compared to fiscal 2006 when a single rate was used. Disclose why you apparently changed your approach for certain assumptions and the related impact on your calculation of benefit obligations for fiscal 2007. Your disclosure in management's discussion and analysis should present your analysis of the uncertainties involved in applying an estimate at a given time, or the variability this is reasonably likely to result from its application over time. Refer to Refer to Release Nos. 33-8350 and 34-48960.

Liquidity and Capital Resources, page 28

12.   Please explain the terms of the synthetic leasing program to clarify your basis for recently recording a residual value guarantee. In addition, please tell us the amount recorded representing the difference between the purchase option of $60 million and the estimated market value of the property and whether you were required to renew the lease, exercise the purchase option or remarket the leased asset.

Commitments, Contingencies and Off-Balance Sheet Arrangements, page 31

13.   We note total contractual cash obligations were $32.8 billion as of February 24, 2007, an increase of $27.9 billion when compared to the $4.9 billion disclosed in the table in your fiscal 2006 Form 10-K. Please expand your disclosure to provide investors with a discussion of the amounts related to your acquisition of Albertsons in fiscal 2007 for each major expense category along with the business reasons for other major increases.   Refer to Item 303(a) of Regulation S-K.

Item 9A. Controls and Procedures, page 39

14.   Please revise the disclosure regarding management's assessment of disclosure controls and procedures to state, if true, that the controls were effective as of the end of the period covered by this report as opposed to "as of the valuation date."

15.   Please revise the disclosure regarding management's assessment of internal control over financial reporting to clearly state management's conclusion and remove the phrase "it believes."

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies

16.   Disclose the types and amounts of expenses included in the selling, general and administrative line item for all periods presented.

Principles of Consolidation, page F-12

17.   Please disclose the principles followed in determining the inclusion or exclusion of the subsidiaries and accounts in the consolidated financial statements. See Rule 3A-03 of Regulation S-X.

Cost of Sales, page F-13

18.   We note from your disclosure that you receive from vendors funds, allowances and credits in connection with the resale and promotion of certain vendor products, including amounts relating to cooperative advertising, marketing or promotional programs. In this regard, please disclose the amount of cooperative advertising reimbursements that maybe netted against gross advertising expense. In addition, we believe you should also include in your revised footnote disclosure the following additional information:

- whether or not management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;

- if management cannot represent that they will continue to incur similar levels of advertising expenditures in the absence of these vendor agreements, please discuss in management's discussion and analysis that reductions in the current level of advertising expenditures may adversely affect revenues;

- the dollar amount of the excess reimbursements, if any, over costs incurred that are recorded as a reduction of cost of sales; and

- the gross advertising expense incurred for all periods presented.

    Refer to EITF 02-16 and paragraph .49 of SOP 93-7.

Note 9 – Debt, page F-28

19.   Please disclose the existence of any cross-default provisions on your credit facilities and debt agreements along with the repercussions of not meeting these and other restrictive covenants relating to these debt agreements. Refer to Rule 4-08 of Regulation S-X.

Note 12 – Stock-Based Compensation, page F-36
Note 15 – Benefit Plans, page F-41

20.   We note that you disclose a range of rates for certain assumptions used in fiscal 2007 to calculate benefit obligations and stock-based compensation costs as opposed to your disclosure of a single rate in previous years. Please explain to us your basis and reason for the changes along with their impact on your calculations in fiscal 2007.

Compensation Discussion and Analysis, page 16
Competitive Market, page 17

21.   We note the disclosure that the comparison group used by the company was
       "designed so that we ranked in the median range of the group, in various
       measures of company size and financial metrics." Please expand the disclosure
       regarding the comparison group to discuss how the comparison group was used to
       make the compensation decisions disclosed. For example, please disclose if the
       company intends that total compensation or any element of compensation be set
       in accordance with benchmarks, and if so, please disclose such benchmarks. In
       addition, please disclose if the comparison group is used to determine the mix
       between elements of compensation.

Compensation Mix, page 18

22.   Please expand the discussion of the compensation mix to analyze how the
       compensation committee determined that the mix disclosed was appropriate and
       how such mix is in line with the company's compensation philosophy and goals.

Base Salaries, page 19

23.   We note the disclosure that base salaries are intended in part to "reflect the
       competitive market." Please expand this disclosure to explain how the salaries
       disclosed in the table reflect that market and whether the company engages in
       benchmarking.

Performance Measures and Objectives, page 19

24.   Please disclose the net earnings target that the committee used for fiscal 2007 and
       2008 to determine compensation paid (or to be paid) pursuant to the cash
       incentive program. To the extent you believe disclosure of these measures is not
       required because it could result in competitive harm, provide us a detailed
       explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of
       the measures would cause competitive harm, please discuss further how difficult
       it will be for the named executive officer or how likely it will be for you to
       achieve the measures or other factors.

Fiscal 2008, page 21

25.   Please disclose why the committee determined to reduce the award potential for
       threshold performance under the annual cash incentive plan from 75% to 50% of
       the target opportunity.

26.   Please disclose the earnings guidance on which the annual cash incentive program is based.

Performance Shares, page 23

27.   Please disclose the combined two-year average return on invested capital used to determine awards of performance shares. To the extent you believe disclosure of these measures is not required because it could result in competitive harm, provide us a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the measures would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the measures or other factors.

Perquisites, page 26

28.   Please expand the disclosure regarding the company's perquisite program to discuss how such program fits in with the company's compensation philosophy and goals.

Form 10-Q for the Fiscal Quarter ended June 16, 2007
Form 10-Q for the Fiscal Quarter ended September 8, 2007
Form 10-Q for the Fiscal Quarter ended December 1, 2007

29.   Please confirm that you will address the comments above in your future Forms 10-Q as applicable.

Form 10-Q, for the Fiscal Quarter ended December 1, 2007
Notes to Condensed Consolidated Financial Statements
Note 2 – Business Acquisition, page 9

30.   We note the purchase price allocation amounts appeared to have changed from the initial and preliminary allocations disclosed in Note 3 on page F-21 of your Form 10-K for the fiscal year ended February 24, 2007. In this regard, it appears that amounts allocated to property, plant and equipment, goodwill and intangibles have changed significantly from the last allocation, the preliminary purchase price allocation. Please tell us and disclose the nature and amount of the adjustments made. Reference is made to SFAS no. 141, paragraph 51.h.

31.   You disclose that '[t]he purchase price allocations are based on a combination of third-party valuations and internal analyses.' While you are not required to make reference to independent valuations here, when you do, you should also disclose the name of the expert and include a consent in accordance with Rule 436(a) of Regulation C. If you decide to delete your reference to the independent valuations, you should provide disclosures that explain the method and assumptions used by management to determine the valuations.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director